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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                            Report of Foreign Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the month of January 2002

                        Commission File Number 001-15473


                                  OPENTV CORP.

                 (Translation of Registrant's name into English)

                            401 East Middlefield Road
                             Mountain View, CA 94043
                                 (650) 429-5500

                    (Address of principal executive offices)

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Indicate by check mark registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X]                     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                           No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.
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                        REPORT OF FOREIGN PRIVATE ISSUER

                          FOR THE MONTH OF JANUARY 2002

                        FOURTH QUARTER FINANCIAL RESULTS

     OpenTV Corp., a British Virgin Islands international business company ("OpenTV"), issued a press release dated January 24, 2002 (the "Press Release") announcing its financial results for the year and quarter ended December 31, 2001. The Press Release is attached as Exhibit 10.1 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBITS

EXHIBIT NO.           DESCRIPTION
-----------           -----------

   10.1               Press Release dated January 24, 2002.


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      OpenTV Corp.
                                      (Registrant)

       Date:  January 30, 2002        By:   /s/ Mark Meagher
                                            ------------------------------------
                                                Mark Meagher
                                                Vice President, Finance and
                                                Administration




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EXHIBIT INDEX


EXHIBIT         DESCRIPTION
-------         -----------
                                                                     Sequential
                                                                     Page Number

 10.1           Press Release dated January 24, 2002.